EXHIBIT 12.2

Everest Re Group, Ltd.
Ratio of Earnings (Losses) to Fixed Charges (excluding Annuity Interest Expense) (1)
(Dollars in thousands)

	Six Months Ended
	June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings:
Income (loss) before income taxes (benefits)	$(200,845)	$150,573	$591,238	$939,321	$(83,607)	$1,027,956	$991,750

Fixed Charges:
Assumed interest component of rent expense	2,106	1,928	3,937	3,545	3,337	2,976	2,540
Interest expense on debt and long term notes	26,114	29,658	55,830	72,081	79,171	91,561	69,899
Total fixed charges	28,220	31,586	59,767	75,626	82,508	94,537	72,439

Earnings plus fixed charges	$(172,625)	$182,159	$651,005	$1,014,947	$(1,099)	$1,122,493	$1,064,189

Ratio of earnings (losses):
Earnings (losses) plus fixed charges to fixed charges (2) (3)	(6.12)	5.77	10.89	13.42	(0.01)	11.87	14.69
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(1)
For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges.  “Fixed charges” consist of interest expense on senior, subordinated debt, amortization of bonds, the revolving credit agreement and that portion of operating leases that are representative of the interest factor.

(2)
Although the ratio excluding interest on annuities is not required or encouraged to be disclosed under applicable SEC rules, it is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

(3)	Amount of additional “earnings” that would have been required to achieve a one to one ratio of earnings (losses) to fixed charges:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2011	2008
(Dollars in millions)
Everest Group (excluding interest on annuities)	$200.8	$83.6